Exhibit 99.1

G Medical Innovations Joins Forces with Serology Covid Testing to

Support Safer Classroom Learning in California School Districts Amid

Omicron Variant Surge

On average, G Medical expects to collect an average of $197.88 per patient encounter, which could amount to more than $1,000,000 in gross revenue per week

January 25, 2022, G Medical Innovations Holdings Ltd. (NASDAQ:GMVD) (“G Medical” or the “Company”), a Telehealth, medical device, and remote patient monitoring company providing clinical-grade solutions for consumers, medical professionals, and healthcare institutions, today announced it has formed an agreement with Serology Covid Testing to provide zero-cost COVID-19 testing to students, families, and school employees across the State of California. G Medical’s wholly owned subsidiary, G Medical Tests and Services, Inc., will provide end-to-end testing services including setup; certified medical staff; testing kits, supplies and necessary personal protective equipment; and an online patient portal to easily administer tests and provide digital certified lab results.

“It’s an honor for us to partner with Serology Covid Testing and collaborate with educators and public health officials across the State of California to help keep children and their families safe,” said Dr. Yacov Geva, President and CEO of G Medical. “Testing programs like these give schools the freedom and flexibility they need to halt transmission chains and minimize disturbance to all of the vital activities that take place in school communities daily.”

As phase one of the agreement, the co-branded testing venture includes contracts with multiple private and public institutions enabling more than 5,000 students (not including families and faculty) to be tested weekly. On average, G Medical expects to collect an average of $197.88 per patient encounter, which could amount to more than $1,000,000 in gross revenue per week. The agreement stems from a shared commitment to “keeping schools open” by assisting in the recovery of the U.S. teaching market, reducing educational staff turnover, and assisting in the reversal of the pandemic’s disproportionate impact on the education-sector workforce.

As the Omicron variant continues to escalate, California school systems are facing teacher shortages, lack of rapid testing options, and the daunting task of keeping schools open for its students statewide. “We are thrilled to establish this long-term partnership with G Medical. This relationship is especially meaningful to us because our testing services are now endorsed by a pioneering healthcare company,” said Caroline Grotewiel, CEO of Serology Covid Testing. “As a result of our collaborative efforts, we can help students, educators, and their families have more peace of mind, and our classrooms will be more conducive to in-person learning.”

Communities across the country have turned to COVID-19 testing to monitor the virus as more vaccine trials for people under the age of 16 are just getting started, and efforts to track and mitigate viral spread remain critical. Together, the companies will offer on-site Rapid Antigen Testing with confirmatory PCR tests, as recommended by the Centers for Disease Control (CDC).

“Hundreds of students and staff have tested positive for the virus since schools reopened after the holidays, forcing some districts to switch to remote learning just days after reopening,” added Andrew Benavente, Vice President of Serology Covid Testing. “By implementing these free testing services at their doorstep, we can empower students and teaching staff to return to school as quickly and safely as possible after a potential exposure.”

“G Medical has long been at the forefront of medical devices, offering remote patient monitoring tools to help keep patients healthy. We’re excited to expand our portfolio to offer COVID-19 testing options that help to detect the virus early and enable individuals, businesses, and schools to take appropriate action to prevent further spread in the community,” concluded Geva.

If you are interested in offering your school free on-site COVID-19 testing services, please contact Andrew Benavente at Serology Covid Testing; +1 310-747-5473; Andrew.m@Serology-Testing.com.

About Serology Covid Testing

Serology Covid Testing is a consulting group, distributor, and executor of advanced testing that specializes in bringing new health and wellness solutions and technologies to market. With over 20 years of experience, relationships, and well-established partnerships, we participate in implementing innovative technologies within our network of clinics in addition to bringing full-service testing services to businesses, schools, and events Nationwide. Serology Covid Testing is dedicated to meeting the urgent need for COVID-19 testing by utilizing cutting-edge technology, FDA or EUA approved assays, and highly trained laboratory professionals to deliver rapid results of unwavering quality. To learn more, visit: https://www.serology-testing.com/

About G Medical Innovations

G Medical Innovations Holdings Ltd. is an early commercial stage healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical grade device that can transform almost any smartphone into a medical monitoring device enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter Patch System, a multi-channel patient-worn biosensor that captures electrocardiography (or ECG) data continuously, including its QT Syndrome Prolongation Detection Capabilities Patch. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous, and real time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (or IDTF) monitoring services and private monitoring services. Visit https://gmedinnovations.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, G Medical is using forward-looking statements when it discusses the agreement with Serology Covid Testing, providing end-to-end testing services including setup; certified medical staff; testing kits, supplies and necessary personal protective equipment; and an online patient portal to easily administer tests and provide digital certified lab results, the number of COVID-19 testing to be conducted and the timing thereof, and anticipated gross revenue. Because such statements deal with future events and are based on G Medical’s and McDade Products’ current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of G Medical and McDade Products could differ materially from those described in or implied by the statements in this press release. The forward looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in G Medical’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on June 28, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, the companies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. G Medical and McDade Products are not responsible for the contents of third-party websites.

INVESTOR RELATIONS AT GMEDICAL CONTACT:

G Medical Innovations

Kobi Ben-Efraim, CFO

+972 8-958-4777

service@gmedinnovations.com

SEROLOGY COVID TESTING CONTACT:

Serology Covid Testing

Andrew Benavente

+1 310-747-5473

Andrew.m@Serology-Testing.com